Exhibit 3.1(a)

CERTIFICATE OF INCORPORATION

OF

FTAC HERA ACQUISITION CORP.

FIRST. The name of this corporation is FTAC HERA ACQUISITION CORP. (the “Corporation”).

SECOND. Its registered office and place of business in the State of Delaware is Rodney Square, 1000 North King Street, in the City of Wilmington, New Castle County, Delaware 19801. The name of the Registered Agent at such is Corporation Guarantee and Trust Company.

THIRD. The nature of the business and, the objects and purposes proposed to be transacted, promoted and carried on, are to do any or all the things herein mentioned, as fully and to the same extent as natural persons might or could do, and in any part of the world, viz:

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH. The Corporation shall be authorized to issue One Thousand (1,000) Shares of common stock at $0.0001 Par Value.

FIFTH: The Corporation shall have perpetual existence.

SIXTH. The name and address of the incorporator is as follows: Rachel L. Bradley, Two Commerce Square, 2001 Market Street, Suite 3400, Philadelphia, PA 19103.

SEVENTH. The directors shall have power to make and to alter or amend the bylaws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of the Corporation.

With the consent in writing, and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the directors shall have authority to dispose, in any manner, of the whole property of the Corporation.

The bylaws shall determine whether and to what extent the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholders shall have any right of inspecting any account, or book, or document of the Corporation, except as conferred by the law or the bylaws, or by resolution of the stockholders.

The stockholders and directors shall have power to hold their meetings and keep the books, documents and papers of the Corporation outside of the State of Delaware, at such places as may be from time to time designated by the bylaws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware.

It is the intention that the objects, purposes and powers specified in the third paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by reference to or inference from the terms of any other clause or paragraph in this Certificate of Incorporation, but that the objects, purposes and powers specified in the third paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.

EIGHTH. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed, signed and acknowledged this certificate of incorporation this 11th day of December, 2020.

/s/ Rachel L. Bradley
RACHEL L. BRADLEY
INCORPORATOR